

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 13, 2015

Via E-mail
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

      Re: Ladder Capital Corp
             Form 10-K for the fiscal year ended December 31, 2014
             Filed March 6, 2015
             File No. 1-36299

Dear Mr. Fox:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jaime G. John

                              Jaime G. John
                              Branch Chief
                              Office of Real Estate and
                              Commodities